UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08025953

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SEC Mail Processing Section
FEB 27 2008
Washington, DC
109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) Virginia (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling 703-907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Crescent Drive, Suite 500, Vienna, VA 22182
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/13
JP 3/6/08

OATH OR AFFIRMATION

I, Stuart E. Teach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director and President

Title

Notary Public

My Commission Expires March 31, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE Investment Corporation And Subsidiary
(A Wholly-Owned Subsidiary Of NRECA United, Inc.)

Financial Report
December 31, 2007 And 2006

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplementary information contained in the schedule of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Vienna, Virginia
February 25, 2008

RE Investment Corporation And Subsidiary

Consolidated Statements Of Financial Condition
December 31, 2007 And 2006

Assets		2007		2006
Cash and cash equivalents	$	**3,757,379**	$	2,887,461
Investments in mutual funds, at market value		**477,171**		455,926
Accounts receivable		**51,497**		26,232
Due from Homestead Funds		**905,710**		786,802
Prepaid expenses and other assets		**168,441**		101,094
Deposit in escrow		**29,831**		28,592
Total assets	$	**5,390,029**	$	4,286,107
Liabilities And Stockholder's Equity				
Due to NRECA and affiliates	$	**536,037**	$	1,044,280
Accrued liabilities		**603,770**		333,980
Taxes payable		**228,091**		148,173
Total liabilities		**1,367,898**		1,526,433
Stockholder's Equity				
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding		**1,000**		1,000
Additional paid-in capital		**319,666**		319,666
Accumulated earnings		**3,701,465**		2,439,008
Total stockholder's equity		**4,022,131**		2,759,674
Total liabilities and stockholder's equity	$	**5,390,029**	$	4,286,107

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2007 And 2006

		2007		2006
Income				
Management and administrative fees, net - Homestead Funds	$	7,363,026	$	5,678,289
Management fees - other		111,464		100,005
Interest		162,389		109,634
Realized gain on investments		16,760		-
Miscellaneous income		35,046		-
Net unrealized (depreciation) appreciation on investments		(2,611)		45,107
Total income		7,686,074		5,933,035
Expenses				
Allocated administrative costs from NRECA		2,826,989		2,585,260
Promotional		306,498		346,545
Professional fees		327,031		166,977
Communication		18,278		14,709
Registration fees		152,984		143,260
Insurance		39,585		34,299
Other		1,289,392		507,526
Total expenses		4,960,757		3,798,576
Income before taxes		2,725,317		2,134,459
Provision for income taxes		(959,719)		(782,584)
Net income	$	1,765,598	$	1,351,875

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Changes In Stockholder's Equity
Years Ended December 31, 2007 And 2006

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, January 1, 2006	$ 1,000	$ 319,666	$ 1,887,133	$ 2,207,799
Net income	-	-	1,351,875	1,351,875
Dividends paid	-	-	(800,000)	(800,000)
Balance, December 31, 2006	1,000	319,666	2,439,008	2,759,674
Net income	-	-	1,765,598	1,765,598
Dividends paid	-	-	(503,141)	(503,141)
Balance, December 31, 2007	$ 1,000	$ 319,666	$ 3,701,465	$ 4,022,131

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2007 And 2006

	2007	2006
Cash Flows From Operating Activities		
Net income	$ 1,765,598	$ 1,351,875
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized depreciation (appreciation) on investments in mutual funds	2,611	(45,107)
Depreciation	-	5,694
Purchases of mutual fund shares	(23,856)	(12,738)
Changes in assets and liabilities:		
Increase in accounts receivable	(25,265)	(3,025)
Increase (decrease) in due from Homestead Funds	(118,908)	318,577
Increase in prepaid expenses, other assets and deposit in escrow	(68,586)	(6,877)
(Decrease) increase in due to NRECA and affiliates	(508,243)	148,306
Increase (decrease) in accrued liabilities	269,790	(96,428)
Increase (decrease) in taxes payable	79,918	(79,174)
Net cash provided by operating activities	1,373,059	1,581,103
Cash Flows From Financing Activities		
Payment of dividends	(503,141)	(800,000)
Net cash used in financing activities	(503,141)	(800,000)
Net increase in cash and cash equivalents	869,918	781,103
Cash And Cash Eequivalents		
Beginning	2,887,461	2,106,358
Ending	$ 3,757,379	$ 2,887,461
Supplemental Cash Flows Disclosure		
Income tax payments	$ 879,801	$ 861,758

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Notes To Consolidated Financial Statements

Note 1. Organization And Significant Accounting Policies

Organization: RE Investment Corporation (the "Company") was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company re-incorporated in the Commonwealth of Virginia on July 6, 1995. The Company is a wholly-owned subsidiary of NRECA United, Inc. ("United") which is a wholly-owned subsidiary of the National Rural Electric Cooperative Association ("NRECA").

NRECA provides personnel, property and services to the Company and RE Advisers Corporation ("RE Advisers"), a wholly-owned subsidiary, at a cost equal to the portion of NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

Significant accounting policies: The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, RE Advisers, which is registered with the SEC as an Investment Adviser pursuant to the Investment Advisers Act of 1940.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues from investment advisory fees and administrative fees are recognized in the period in which the service is rendered.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is three years for software.

Recent and upcoming accounting pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filer's tax return. FIN 48 will become effective for the fiscal years beginning after December 15, 2007. The Company has adopted the previsions of FIN 48 for the period ending December 31, 2007, and determined that no additional tax provision or benefit exists.

Note 1. Organization And Significant Accounting Policies (Continued)

In October 2006, FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). This standard establishes a framework for measuring fair value and expands disclosures about fair value measurement of a company's assets and liabilities. This standard also requires that the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and, generally, must be applied prospectively. The Company will be required to adopt SFAS 157 in its 2008 annual financial statements. Management is currently assessing the impact of SFAS 157 in its consolidated financial position and results of operations and does not believe the adoption will have a material impact on its financial statements.

Note 2. Deposit In Escrow

At December 31, 2007 and 2006, the Company has placed $29,831 and $28,592, respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

Note 3. Fixed Assets

	2007	2006
Software	**$ 110,700**	$ 110,700
Equipment	**8,950**	8,950
	119,650	119,650
Less accumulated depreciation and amortization	**(119,650)**	(119,650)
Fixed assets, net	**$ -**	$ -

Depreciation expense was $0 and $5,694 for the years ended December 31, 2007 and 2006, respectively.

Note 4. Investment Management And Administrative Agreements

RE Advisers has entered into investment management agreements (the "Management Agreements") and administrative agreements (the "Administrative Agreements") with certain funds within Homestead Funds, Inc. (the "Funds"), an affiliate of the Company. The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Management Agreements exist between RE Advisers and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Small-Company Stock Fund, and the Nasdaq-100 Index Tracking Stock℠ Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' Prospectus. In 2006, the International Value Fund was restructured from a passively managed index fund to an actively managed fund, sub-advised by Mercator Asset Management.

Note 4. Investment Management And Administrative Agreements (Continued)

In 2007 and 2006, the Funds incurred the following management fees:

	2007	2006
Daily Income Fund	$ 693,882	$ 601,803
Short-Term Government Securities Fund	172,884	176,919
Short-Term Bond Fund	1,304,030	1,202,041
Value Fund	3,658,642	2,878,520
Small-Company Stock Fund	579,232	483,563
International Value Fund	882,385	321,029
Nasdaq-100 Index Tracking Stock[SM] Fund	19,895	16,965
Total	$ 7,310,950	$ 5,680,840

The Administrative Agreements provide for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets, at .25% as set forth in the Funds' Prospectus. In 2007 and 2006 the administrative fees incurred by the Stock Index Fund and the International Value Fund were as follows:

	2007	2006
Stock Index Fund	$ 152,161	$ 127,068
International Value Fund	-	20,085
Total	$ 152,161	$ 147,153

RE Advisers has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectus. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees, as appropriate, and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the Expense Limitation Agreements, $100,085 and $149,704 of management fees were waived from the Funds for the years ended December 31, 2007 and 2006, respectively. RE Advisers did not make any reimbursements to Homestead Funds in 2007 or 2006.

At December 31, 2007 and 2006, the Funds owed $905,710 and $786,802, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2007 and 2006, RE Advisers' receivables from these companies were $51,497 and $26,232, respectively. Management fee income from these agreements was $111,464 and $100,005 for the years ended December 31, 2007 and 2006, respectively.

Note 5. Investment In Homestead Funds

At December 31, 2007 and 2006, RE Advisers held shares in the Funds. These securities are classified as trading securities, and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year, and no purchases, other than reinvestments of distributions. The market value of RE Advisers' investments in the Funds at December 31, 2007 and 2006, were as follows:

	2007	2006
Short-Term Government Securities Fund	$ 85,788	$ 81,318
Small-Company Stock Fund	218,889	215,957
Stock Index Fund	59,152	56,385
International Value Fund	79,592	73,554
Nasdaq-100 Index Tracking Stock[SM] Fund	33,750	28,712
Total	$ 477,171	$ 455,926

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. At December 31, 2007, the Company had net capital of $13,730 which was $8,730 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers is exempt.

Note 7. Income Taxes

The Company files a consolidated tax return with NRECA United, Inc., and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2007 and 2006, there were no deferred tax assets or liabilities.

Note 7. Income Taxes (Continued)

For the years ended December 31, 2007 and 2006, federal and state income tax expenses were as follows:

		2007		2006
Federal income taxes	$	847,707	$	654,470
State income taxes		112,012		128,114
Taxes, net	$	959,719	$	782,584

The effective tax rate of 35% and 37% for the years ended December 31, 2007 and 2006, respectively, differs from the statutory federal tax rate of 34% primarily due to state and local taxes.

Taxes payable to NRECA United, Inc., as of December 31, 2007 and 2006, were $228,091 and $148,173, respectively.

Note 8. Related Parties

The Company paid NRECA United, Inc. $503,141 in dividends in 2007 and $800,000 in dividends in 2006.

At December 31, 2007 and 2006, the Company owed NRECA $536,037 and $844,280, respectively, for monthly services as described in Note 1 and other monthly operating expenses. In addition, at December 31, 2006, the Company owed NRECA United, Inc. a dividend in the amount of $200,000.

RE Investment Corporation And Subsidiary

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2007

Consolidated stockholder's equity at December 31, 2007	$	4,022,131
Less:		
Investment in RE Advisers		3,902,097
Nonallowable assets:		
Prepaid expenses and other assets of the Company		106,304
Net capital		13,730
Aggregate indebtedness		-
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregrate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	8,730
Ratio of aggregrate indebtedness to net capital		0 to 1

Statement pursuant to paragraph (d) of Rule 17a - 5:
There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited part 11 – A FOCUS report as of December 31, 2007.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors and Stockholders of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary ("the Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control, Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Vienna, Virginia
February 25, 2008

END